EXHIBIT 4.1

September 10, 2020

Invesco Capital Markets, Inc.

11 Greenway Plaza

Houston, Texas 77046-1173

Invesco Unit Trusts, Series 2077

Dear Sirs:

The Bank of New York Mellon is acting as trustee for the Invesco Unit Trusts, Series 2077 set forth above (the “Trust”). We enclose a list of securities to be deposited in the Trust on the date hereof. The prices indicated therein reflect our evaluation of such Securities as of the close of business on September 09, 2020 in accordance with the valuation method set forth in the Standard Terms and conditions of Trust. We consent to the reference to The Bank of New York Mellon as the party performing the evaluations of the Trust Securities in the Registration Statement (No. 333-240056) filed with the Securities and Exchange Commission with respect to the registration of the sale of the Trust Units and to the filing of this consent as an exhibit thereto.

Very truly yours,

/s/ Andrew Wynn

Vice President